ROCKY MOUNTAIN FUDGE COMPANY, INC.
                               4596 Russell Street
                           Salt Lake City, Utah 84117

                                 August 13, 2008



Chris White
Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
FILED VIA EDGAR

         Re:      Rocky Mountain Fudge Company, Inc.
                  File No. 000-51140
                  Form 10-KSB/A (for the period ended December 31, 2007) Response to SEC Letter dated July 18, 2008

Dear Mr. White:

      This letter is in response to the SEC Staff's letter dated July 18, 2008. Upon receipt of the comment letter we reviewed the disclosure in our Form 10-KSB for the year ended December 31, 2007. We determined that the cause of the comments was the inadequate disclosure concerning "Management's Report on Internal Control over Financial Reporting." We are amending the Form 10-KSB to state the following, which we believe provides the proper and full disclosure required by Securities Exchange Act of 1934 Rules 13a-15 and 15d-15 and Item 308T(a) of Regulation S-B.

Management's Report on Internal Control over Financial Reporting

Item 8A. Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control--Integrated Framework. Based on our assessment we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and a person who performs the functions of the Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to cause the material information required to be disclosed by us in the reports that we file or submit under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

There have been no significant changes in our internal controls or in other factors which could significantly affect internal controls subsequent to the date we carried out our evaluation.

      In addition to amending our Form 10-KSB, we also acknowledge the following:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rocky Mountain Fudge Company, Inc.


By: STEVEN D. MOULTON
    -----------------
Steven D. Moulton
C.E.O.